Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

August 6, 2025

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Gold Royalty Corp. should be read in conjunction with our unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2025 and our Annual Report on Form 20-F (the "Annual Report") for the year ended December 31, 2024, including the consolidated financial statements and the notes thereto for the year ended December 31, 2024, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Unless otherwise stated, all information contained in this MD&A is as of August 6, 2025. Unless otherwise stated, references herein to "$" or "dollars" are to United States dollars and references to "C$" are to Canadian dollars. References in this MD&A to the "Company", "Gold Royalty", "we", "us" and "our" mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Our unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting.

Technical and Third-Party Information

Disclosures relating to properties in which we hold royalty, streaming or other similar interests are based on information publicly disclosed by the owners or operators of such properties. For further information regarding the project updates regarding properties underlying our interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein.

As a royalty and stream holder, we have limited, if any, access to properties included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties and their qualified persons to provide information to us or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained herein, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC") applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The scientific and technical information contained in this MD&A relating to our royalty, streaming and other similar interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services, a qualified person as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Business Overview

Gold Royalty is a precious metals focused royalty and streaming company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes 248 royalty and streaming interests across properties of various stages, of which seven are on cash flowing assets.

Our head office and principal address is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. Our common shares (the "GRC Shares") and common share purchase warrants are listed on the NYSE American under the symbols "GROY" and "GROY-WT", respectively.

Business Strategy

Since inception, our strategy has been to acquire royalties, streams, and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for our investors.

In carrying out our long-term growth strategy, we seek and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalty, streaming or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, we act as a source of financing to mining companies for the development and exploration of projects.

Our "royalty generator model" is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where we would retain a royalty, carried interest or other similar interest. We believe the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

We generally do not conduct development or mining operations on the properties in which we hold interests and we are not required to contribute capital costs for these properties. We may, from time to time, conduct non-material exploration related activities to advance our royalty generator model.

Financial and Operating Highlights

The following table sets forth selected financial and operating information for the three and six months ended June 30, 2025 and 2024.

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
(in thousands of dollars, except per share and GEOs amounts)	($)	($)	($)	($)
Revenue	3,823	1,794	6,961	4,688
Net loss	(829)	(2,236)	(2,077)	(3,641)
Net loss per share, basic and diluted	(0.00)	(0.01)	(0.01)	(0.02)
Cash provided by operating activities	1,069	987	3,556	1,323
Non-IFRS
Total Revenue, Land Agreement Proceeds and Interest(1)	4,412	2,215	7,989	6,400
Adjusted EBITDA(1)	2,363	740	4,036	2,760
Adjusted Net Loss(1)	(66)	(1,737)	(1,312)	(2,667)
Adjusted Net Loss Per Share, basic and diluted(1)	(0.00)	(0.01)	(0.01)	(0.02)
Gold Equivalent Ounces ("GEOs")(1)	1,346	947	2,595	2,967

__________

Note:

(1)
Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.

Selected highlights for the three months ended June 30, 2025 include:

•
Revenue increased by approximately 113% to a record $3.8 million and Total Revenue, Land Agreement Proceeds and Interest income increased by approximately 100% to $4.4 million from the same period of 2024, driven by enhanced contributions from Côté Gold and Vareš and higher gold and copper prices.
•
Adjusted EBITDA increased by approximately 219% to a record $2.4 million from the same period of 2024. The quarter represented a second consecutive quarter of positive cash flows from operations of $1.1 million, which does not include an additional $0.2 million of land agreement proceeds credited against other mineral interests.
•
Net Loss decreased by approximately 63% from the same period of 2024 as a result of higher revenue and stable general and administrative costs.
•
Operators continued to advance key assets in the second quarter of 2025, including:
o
the Côté Gold and Vareš mines continued production growth;
o
underground ramp and shaft development remain on schedule at the Odyssey mine (Canadian Malartic Complex); and
o
significant progress during the quarter on commissioning the Borborema mine, which is currently expected by its operator to achieve commercial production in the third quarter.
•
See "Selected Asset Updates" for further information. Total Revenue, Land Agreement Proceeds and Interest and Adjusted EBITDA are non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.

Selected Asset Updates

The following is a summary of selected recent developments announced by operators of our interests. Please refer to the Annual Report for additional information regarding our interests.

Canadian Malartic Property

We hold four royalties on portions of the Canadian Malartic Complex, including a 3.0% net smelter return ("NSR") royalty on portions of the Canadian Malartic and Odyssey mines in Québec, Canada. This royalty currently applies to a portion of the open pit area (the eastern end of the Barnat Extension). The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Complex. The Canadian Malartic Complex is owned and operated by Agnico Eagle Mines Limited ("Agnico Eagle"). We also hold royalties on the wider Canadian Malartic Property, including 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million) and a 15% Net Profit Interest ("NPI") royalty on the Radium Property.

In a news release dated April 24, 2025, Agnico Eagle disclosed that it continued to advance the transition to underground mining with the construction of the Odyssey mine and work on several opportunities with a vision to potentially grow annual production to one million ounces per year in the 2030s. It further disclosed that, in the first quarter of 2025, ramp development continued to progress ahead of schedule while construction progressed on schedule and on budget.

Agnico Eagle further disclosed that it accelerated exploration drilling at Odyssey during the first quarter of 2025. Thirteen underground rigs and fourteen surface rigs drilled a total of 53,376 metres, targeting the eastern and depth extensions of the East Gouldie deposit, the new Eclipse zone and portions of the Odyssey deposit near the Odyssey shaft. It stated that regional exploration continued to investigate several targets along the 16-kilometre long land package around the mine.

On July 30, 2025, Agnico Eagle announced results for the second quarter of 2025. It stated that total development at Odyssey reached a quarterly record of 4,850 metres in the second quarter. As the mine prepared for initial production in the second half of 2026, construction of the second phase of the paste plant commenced in the quarter, which is expected to increase capacity to 20,000 tonnes per day.

Agnico Eagle continues to evaluate opportunities to enhance operational efficiency over the medium to long term. It is considering a 70-metre extension of Shaft #1 to a depth of 1,870 metres. Potential optimization of Shaft #1 could improve operational flexibility and efficiency in the early 2030s, reduce reliance on truck haulage, and further unlock the significant exploration potential at depth. This initiative is being assessed by Agnico Eagle in parallel with its potential development of a second shaft at Odyssey.

Agnico Eagle conducted additional exploration drilling at Odyssey in the second quarter. A total 78,640 metres were drilled by 13 underground rigs and 13 surface rigs. The drilling program targeted the eastern and depth extensions of the East Gouldie deposit, the new Eclipse zone, and portions of the Odyssey deposit near the Odyssey shaft.

For further information see Agnico Eagle's news releases dated April 24, 2025 and July 30, 2025, available under its profile on www.sedarplus.ca.

Borden Mine

We hold a 0.5% NSR royalty on the southern portion of the underground Borden gold mine ("Borden"), located in Ontario, Canada, owned and operated by Discovery Silver Corp. ("Discovery").

On April 16, 2025, Discovery issued a news release disclosing that it had completed the acquisition of the Porcupine complex, including the Borden mine, from a wholly owned subsidiary of Newmont Corporation for total consideration of $425 million.

On May 13, 2025, Discovery issued a news release disclosing that one of its key priorities for the Porcupine Operations is implementing investment plans aimed at growing mining rates, increasing production levels and lowering unit costs at Hoyle Pond and Borden. Discovery stated that it plans to improve performance at Borden by upgrading the haulage fleet, improving ground support and backfill systems and increasing ventilation levels. Additionally, Discovery also noted it will begin separately reporting production from Borden next quarter.

For further information see Discovery's news releases dated April 16, 2025 and May 13, 2025, available under its profile on www.sedarplus.ca.

Côté Gold Mine

We hold a 0.75% NSR royalty over the southern portion of the Côté Gold Mine ("Côté Gold") in Ontario, Canada, which is majority owned and operated by IAMGOLD Corporation ("IAMGOLD").

On May 6, 2025, IAMGOLD announced results for the first quarter of 2025, disclosing that Côté Gold achieved record throughput in March, totaling nearly one million tonnes, which represented monthly average throughput of 90% of the nameplate mill capacity. IAMGOLD also reiterated production guidance 360,000 to 400,000 ounces of gold on a 100% basis in 2025 and is targeting to reach nameplate 36,000 tonnes per day ("tpd") mill capacity by year end.

On June 23, 2025, IAMGOLD announced that on June 21, 2025, Côté Gold reached its nameplate capacity of 36,000 tpd for an average of thirty consecutive days. It stated that the milestone built upon continued throughput improvements in which the Côté Gold processing plant achieved an average monthly throughput rate of 90% of nameplate in March and then reached 96% over a 30-day period in April.

For further information see IAMGOLD's news releases dated May 6, 2025 and June 23, 2025, available under its profile on www.sedarplus.ca.

Cozamin Mine

We hold a 1.0% NSR royalty on the southeastern portion of the Cozamin copper-silver mine ("Cozamin"), located in Zacatecas, Mexico, owned and operated by Capstone Copper Corp. ("Capstone").

In its May 1, 2025 news release, Capstone disclosed that production was consistent with Capstone's mine plan for the quarter ended March 31, 2025, mill throughput was higher compared with the same period last year, and recoveries were flat year-over-year.

On July 31, 2025, Capstone announced results for the second quarter of 2025, reiterating that Cozamin continues to trend towards the upper end of the production guidance, as well as the lower end of the cost guidance, partially due to the higher-than-expected grades. Exploration drilling at Cozamin during the quarter targeted step-outs up-dip and down-dip from the Mala Noche West target.

For further information see Capstone's news releases dated May 1, 2025 and July 31, 2025, available under its profile on www.sedarplus.ca.

Granite Creek Mine Project

We hold a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA, owned and operated by i-80 Gold Corp. ("i-80"). The royalty is subject to a production hurdle of 120,000 ounces of gold production.

On April 1, 2025, i-80 announced the filing of a technical report under NI 43-101 titled "NI 43-101 Preliminary Economic Assessment Technical Report, Granite Creek Project" and technical report summary under sub-part 1300 of Regulation S-K ("S-K 1300") titled "Initial Assessment of the Granite Creek Mine", each dated effective December 31, 2024, copies of which are available under i-80's profile on www.sedarplus.ca and www.sec.gov, respectively.

In a news release dated May 5, 2025, i-80 highlighted it is upgrading the water treatment infrastructure at the underground mine which will allow Granite Creek to reach a steady state of gold output in the second half of 2025. i-80 also plans to complete an infill drilling program in 2025 for inclusion in a future feasibility study. i-80 also noted that Granite Creek open pit permitting activities were initiated during the first quarter of 2025; permits are anticipated to be received in approximately three years.

On July 8, 2025, i-80 issued a news release with an update on the progress of its new development plan. Granite Creek Underground is continuing towards steady state of production enabled by additional water-treatment infrastructure. It disclosed that infill drilling of the South Pacific Zone is underway, i-80 is aiming to complete over 40 holes totaling 14,000 metres which will be included in an updated feasibility study to be released in the first quarter of 2026 along with an updated resource estimate.

For further information see i-80's news releases dated April 1, 2025, May 5, 2025 and July 8, 2025, available under its profile on www.sedarplus.ca.

Vareš Mine

We hold a copper stream (the "Vareš Stream") on the Vareš silver mine, located in Bosnia and Herzegovina, operated by a subsidiary of Adriatic Metals plc ("Adriatic"). The Vareš Stream applies to 100% of copper production from the Rupice mine area with ongoing payments equal to 30% of the spot copper price, effective payable copper is fixed at 24.5%.

On April 30, 2025, Adriatic issued its quarterly activities report for the three months ended March 31, 2025. It milled 65,991 tonnes in the quarter, approximately 40 kt lower than budget due to weather impacts, delay in the start of the Veovača tailings storage facility operation, and tailings filtration cycle time issues. However, Adriatic noted that these issues are either resolved or currently being resolved. It stated that significant progress was made in April, with key metrics including tonnes milled and silver equivalent production achieving monthly records.

On June 13, 2025, Adriatic announced that it had agreed to be acquired by Dundee Precious Metals Inc., with the acquisition expected to be completed in the fourth quarter of 2025.

On July 1, 2025, Adriatic reported that it had achieved commercial production at Vareš, based on maintaining plant throughput levels of 75% over 14 days, including 80% over 7 days, and reaching 2,000 tpd (90%) in late June 2025.

For further information see Adriatic's Australian Stock Exchange announcements dated April 30, 2025, June 13, 2025 and July 1, 2025.

Borborema Project

We hold a 2.0% NSR royalty over the Borborema Gold Project ("Borborema") in Rio Grande do Norte, Brazil, which is owned and operated by a subsidiary of Aura Minerals Inc. ("Aura"). The royalty decreases to a 0.5% NSR after 725,000 ounces of gold production. Our royalty is subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 ounces of production or 2050.

On April 10, 2025, Aura announced that in the first quarter of 2025 it commenced operations at Borborema, on schedule. As operations started only at the end of March 2025, no production volumes were recorded for the quarter.

On May 5, 2025, Aura issued a news release disclosing that it continued to expect Borborema will achieve commercial production by the third quarter of 2025, and it reiterated its production guidance of 33,000 – 40,000 ounces of gold in 2025.

On July 8, 2025, Aura issued a news release announcing production of 2,577 gold equivalent ounces from Borborema in the second quarter of 2025 and stated that it expected Borborema to remain on track to declare commercial production by the end of the third quarter of 2025.

For further information see Aura's news releases dated April 10, 2025, May 5, 2025 and July 8, 2025, available under its profile on www.sedarplus.ca.

Fenelon Gold Project

We hold a 2.0% NSR royalty over the Fenelon Gold Project ("Fenelon"), located in Québec, Canada, which is owned and operated by Wallbridge Mining Company Ltd. ("Wallbridge").

On March 27, 2025, Wallbridge announced the filing of a technical report under NI 43-101 titled "NI 43-101 Technical Report and Preliminary Economic Assessment Update on the Fenelon Gold Project, Quebec, Canada", dated effective March 21, 2025 and copies of which are available under Wallbridge's profile on www.sedarplus.ca.

On July 17, 2025, Wallbridge issued a news release, which included disclosure that greenfield exploration will focus on Fenelon and other regional claim blocks in 2025.

For further information see Wallbridge's news releases dated March 27, 2025 and July 17, 2025, available under its profile on www.sedarplus.ca.

Ren Project

We hold a 1.5% NSR royalty and a 3.5% NPI over the Ren Project in Elko County, Nevada, USA, which is part of Carlin Complex operated by Barrick Gold Corporation ("Barrick") and owned by Nevada Gold Mines, a joint venture between Barrick (61.5%) and Newmont Gold Corporation (38.5%).

In its management's discussion and analysis for the three months ended March 31, 2025, Barrick reiterated its targeted production of 140,000 ounces of gold per year (100% basis) in 2027. It disclosed that as at March 31, 2025 project spend was $95 million (including $23 million in the first quarter of 2025) out of an estimated capital cost of $410 to $470 million (100% basis). It stated that secondary drift development is ongoing and that infill conversion drilling began mid-March 2025, with the first assay results expected to be returned in May 2025 to support the update for conversion by year-end. It also disclosed that final contract negotiations advanced for the Ren ventilation shaft construction and a contract award is expected in the second quarter of 2025.

For further information see Barrick's management's discussion and analysis for the three months ended March 31, 2025, available under its profile on www.sedarplus.ca.

South Railroad Project

We hold a 0.44% NSR royalty over a portion of the South Railroad project ("South Railroad") in Nevada, USA, which is owned and operated by Orla Mining Ltd. ("Orla").

On May 12, 2025, in its management's discussion and analysis for the three months ended March 31, 2025, Orla disclosed that it had submitted a notice of intent to the United States Bureau of Land Management, which it expected to be published in mid-2025 with Record of Decision (the final permitting decision) targeted for mid-2026. It disclosed that, following the approval, construction would commence with first gold production anticipated in 2027.

For further information see Orla's management's discussion and analysis for the three months ended March 31, 2025, available under its profile on www.sedarplus.ca.

Tonopah West Project

We hold a 3.0% NSR royalty over the Tonopah West project ("Tonopah West") in Nevada, USA, owned and operated by Blackrock Silver Corp. ("Blackrock Silver").

On May 8, 2025, Blackrock Silver reported exploration results over the Tonopah West project, showing multiple +1kg/t AgEq intercepts including 0.3m of 3,182 g/t AgEq. Blackrock Silver is conducting a drilling program consisting of 62 drillholes with its goal of converting up to 1.0-million tonnes of material from inferred mineral resources to measured and indicated mineral resources.

On May 15, 2025, Blackrock Silver announced the commencement of a core drilling program for piezometer instrumentation installation. It stated that the hydrologic program includes four core holes, totaling 1,565 metres and aims to gather hydrologic data to support the permitting and development phases of Tonopah West.

On June 17, 2025, Blackrock Silver reported the conclusion of its in-fill drilling program at Tonopah West, with frequent significant intercepts across the area of exploration encountering new zones of near-surface mineralization at the project. It stated that it expected to incorporate the additional data into an updated mineral resource estimate during the third quarter of 2025.

On July 8, 2025, Blackrock Silver announced final results from its resource expansion program at the project, with step-out drilling establishing continuity of mineralization over 500 metres along drill-defined strike. Blackrock Silver also stated that drill targeting is now underway for the 500-metre gap to fully bridge mineralization to the North-West Step Out deposit.

For further information see Blackrock Silver's news releases dated May 8, 2025, May 15, 2025, June 17, 2025, and July 8, 2025, available under its profile on www.sedarplus.ca.

Royalty Generator Model Update

Our Royalty Generator Model continues to generate positive results with two new royalties added in the six months ended June 30, 2025. We have generated 50 royalties since 2021 through this model.

We currently have 33 properties subject to land agreements and six properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only approximately $0.04 million spent on maintaining the mineral interests in the six months ended June 30, 2025.

Market Overview

Our royalties are predominantly gold-based and the Vareš Stream is predominantly copper-based. Accordingly, the market price for gold and copper will have an impact on our revenues and results of operations. The following table summarizes the average gold and copper price for the periods indicated.

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
	($)	($)	($)	($)
Average Gold Price ($/oz)(1)	3,279	2,338	3,072	2,205
Average Copper Price ($/tonne)(2)	9,512	9,738	9,434	9,090

__________

Notes:

(1)
Based on the London Bullion Market Association ("LBMA") PM fix.
(2)
Based on the London Metal Exchange ("LME") Grade A copper.

The market prices for gold and copper are subject to volatile price movements over short periods of time and can be impacted by numerous macroeconomic factors, including but not limited to, the value of the United States dollar, transactions by central banks and financial institutions, interest rates, inflation or deflation, demand and geopolitical and other economic conditions.

During the three and six months ended June 30, 2025, LBMA PM fix gold price ranged from $3,015 to $3,435 and $2,633 to $3,435 per ounce, respectively. The average price for these periods was $3,279 and $3,072 per ounce, both representing a 40% increase, compared to the same periods in 2024. The price of gold has increased in the second quarter due to rising global demand, reaching a record high of $3,435 per ounce on June 13, 2025. As at August 5, 2025, the gold price was $3,375 per ounce.

During the three and six months ended June 30, 2025, LME Grade A copper price ranged from $8,539 to $10,115 and $8,539 to $10,115 per tonne, respectively. The average price for these periods remained stable at $9,512 and $9,434 per tonne, compared to the same periods in 2024. As of August 5, 2025, the copper price was $9,577 per tonne.

Discussion of Operations

Three months ended June 30, 2025, compared to three months ended June 30, 2024

Revenue for the second quarter of 2025 was $3.8 million, compared to $1.8 million in the same period of 2024. The increase primarily resulted from higher commodity prices and the addition of income generated from the Vareš Stream acquired in June 2024, partially offset by lower revenue from our Canadian Malartic interests as a result of mine sequencing in the Barnat pit in the period. Additionally, the Côté Gold royalty interest generated higher payments compared to the same period of 2024 as the mine achieved commercial production in August 2024 and reached nameplate throughput capacity in June 2025. Revenue does not include land agreement proceeds to the extent that they are credited against other mineral interests in our statement of financial position and interest received under our gold-linked loan.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by asset for the periods indicated:

	For the three months ended June 30
	2025	2024
(in thousands of dollars)	($)	($)
Borden	285	126
Canadian Malartic	18	438
Côté	1,052	106
Cozamin	299	272
Vareš	720	—
Borborema	1,228	846
Others	810	427
	4,412	2,215

See "Non-IFRS Measures".

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. It also reflects the recognition of $0.3 million in revenue in respect of royalties payable for prior periods after we received a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per ton royalty interest. Amounts attributed to Borborema in the table above consist of pre-production royalty payments and interest received on our gold-linked loan.

In the three months ended June 30, 2025, we received land agreement proceeds of $0.5 million of which $0.2 million were credited against mineral properties, compared to $0.4 million of which $0.2 million were credited against mineral properties in same period of 2024.

In the second quarter of 2025, we received $0.4 million in interest under our gold-linked loan, compared to $0.3 million in the same period of 2024.

During the three months ended June 30, 2025, we incurred copper streaming expenses, which are associated ongoing payments required to be made by us equal to 30% of the LME spot copper price and included in cost of sales, of $0.2 million relating to the Vareš Stream, compared to $nil in the same period of 2024.

During each of the three months ended June 30, 2025 and 2024, we recognized depletion expenses of $0.4 million.

During the three months ended June 30, 2025, general and administrative costs were $1.8 million, compared to $1.7 million in the same period of 2024.

The following provides a breakdown of general and administrative costs for the periods indicated:

	For the three months ended June 30
	2025	2024
(in thousands of dollars)	($)	($)
Corporate administrative costs	457	775
Employee costs	1,071	467
Professional fees	293	400
	1,821	1,642
Depreciation	20	19
	1,841	1,661

During the three months ended June 30, 2025, project evaluation costs were $nil, compared to $0.01 million in the same period of 2024. These costs consisted of professional fees incurred in evaluating royalty and other asset acquisitions.

During the three months ended June 30, 2025, corporate administrative costs decreased to $0.5 million from $0.8 million in 2024, driven primarily by cost control initiatives and lower marketing expenses.

Employee costs increased to $1.1 million from $0.5 million in June 30, 2024, resulting from the addition of employees in second half of 2024 and pro–rated accrual of annual cash bonus under our short term incentive program. The change is partly attributed to a change in policy, accruing annual bonus payments quarterly versus at year-end as was our practice in 2024. In the three months ended June 30, 2025, $0.3 million of total employee costs was attributable to annual bonus accruals, compared to $nil in the same period of 2024. Furthermore, no employee costs were capitalized during the three months ended June 30, 2025, whereas in the same period of 2024, select employee costs of $0.2 million was capitalized in relation to the Vareš Stream acquisition.

Professional fees were $0.3 million in the second quarter of 2025, compared to $0.4 million in the same period of 2024.

During the three months ended June 30, 2025, we recognized non-cash share-based compensation expenses of $0.7 million, compared to $0.5 million in the same period of 2024. Share-based compensation expenses represented the vesting of share options and restricted share units granted to management, directors, employees and consultants.

We recognized a fair value gain on short-term investments of $0.05 million in the second quarter of 2025, compared to fair value loss of $0.05 million in the same period of 2024. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

In the second quarter of 2025, we recognized a fair value gain on our gold-linked loan of $0.4 million, compared to $0.3 million in the same period of 2024. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold.

In each of the second quarters of 2025 and 2024, we recognized a fair value gain on embedded derivative arising from the accounting of our convertible debentures of $0.2 million. The embedded derivative is measured at fair value with reference to our stock price, credit spread and expected interest rate volatility.

We incurred finance costs of $2.2 million in the second quarter of 2025, compared to $1.9 million in the same period of 2024, which includes accretion of the convertible debentures throughout the quarter, interest expense on funds drawn on our revolving credit facility and cash and non-cash interest expense on our convertible debentures. The increase is primarily attributed to interest expense on additional funds drawn on the facility in February 2025.

We incurred a current tax expense of $0.05 million in the second quarter of 2025, compared to $0.03 million in the same period of 2024. In the three months ended June 30, 2025, we recognized a deferred tax recovery of $0.4 million, compared to a deferred tax expense of $0.1 million in the same period of 2024.

We had a net loss of $0.8 million, or $0.00 per share on a basic and diluted basis, during the three months ended June 30, 2025, compared to a net loss of $2.2 million, or $0.01 per share on a basic and diluted basis, for the same period of 2024. During the three months ended June 30, 2025, we incurred Adjusted Net Loss of $0.1 million or $0.00 per share, compared to $1.7 million or $0.01 per share, for the same period of 2024. The change was primarily the result of increased revenues from royalties and stream, along with consistent operating expenses.

Six months ended June 30, 2025, compared to six months ended June 30, 2024

Revenue for the six months ended June 30, 2025 was $7.0 million, compared to $4.7 million in the same period of 2024. The increase primarily resulted from higher commodity prices and the addition of income generated from the Vareš Stream acquired in June 2024, partially offset by lower revenue from our Canadian Malartic interests as a result of mine sequencing in the Barnat pit in the period. Additionally, Côté Gold royalty interest generated higher payments compared to the same period of 2024 as the mine achieved commercial production in August 2024. Revenue does not include land agreement proceeds to the extent that they are credited against other mineral interests in our statement of financial position and interest received under our gold-linked loan.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by asset for the periods indicated:

	For the six months ended June 30
	2025	2024
(in thousands of dollars)	($)	($)
Borden	469	305
Canadian Malartic	123	1,070
Côté	1,571	106
Cozamin	600	524
Vareš	1,204	—
Borborema	2,295	1,636
Others	1,727	2,759
	7,989	6,400

See "Non-IFRS Measures".

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. It also reflects the recognition of $0.3 million in revenue in respect of royalties payable for prior periods after we received a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per ton royalty interest. Amounts attributed to Borborema in the table above consist of pre-production royalty payments and interest received on our gold-linked loan.

During the six months ended June 30, 2025, we received land agreement proceeds of $1.0 million of which $0.3 million were credited against mineral properties, compared to $2.5 million of which $1.2 million were credited against mineral properties in the same period of 2024. During the six months ended June 30, 2025, we received $1.0 million on the exercise by Blackrock Silver of its option to acquire the Tonopah West Project.

During the six months ended June 30, 2025, we received $0.7 million in interest under our gold-linked loan, compared to $0.5 million in the same period of 2024.

During the six months ended June 30, 2025, we incurred copper streaming expenses, which are associated ongoing payments required to be made by us equal to 30% of the LME spot copper price and included in cost of sales, of $0.4 million relating to the Vareš Stream, compared to $nil in the same period of 2024.

During the six months ended June 30, 2025, we recognized depletion expense of $0.5 million, compared to $0.9 million in the same period of 2024. The decrease was due to a catch-up depletion arising from the revision of the life of mine of a certain property to which our royalty agreement relates, which is estimated using available information of proven and probable mineral reserves specifically associated with the property.

During the six months ended June 30, 2025, general and administrative costs were $3.7 million, compared to $3.9 million in the same period of 2024. The decrease was primarily a result of cost control initiatives.

The following provides a breakdown of general and administrative costs for the periods indicated:

	For the six months ended June 30
	2025	2024
(in thousands of dollars)	($)	($)
Corporate administrative costs	1,138	1,933
Employee costs	1,851	1,200
Professional fees	634	750
	3,623	3,883
Depreciation	39	39
	3,662	3,922

During the six months ended June 30, 2025, project evaluation costs were $0.02 million, compared to $0.03 million in the same period of 2024. These costs consisted of professional fees incurred in evaluating royalty and other asset acquisitions.

During the six months ended June 30, 2025, corporate administrative costs decreased to $1.1 million from $1.9 million in the same period of 2024, driven primarily by cost control initiatives and lower marketing expenses.

Employee costs increased to $1.9 million from $1.2 million in June 30, 2024, resulting from the addition of employees in second half of 2024 and pro–rated accrual of annual cash bonus under our short term incentive program. The change is partly attributed to a change in policy, accruing annual bonus payments quarterly versus at year-end as was our practice in 2024. In the six months ended June 30, 2025, $0.6 million of total employee costs was attributable to annual bonus accruals, compared to $nil in the same period of 2024. Furthermore, $0.3 million of select employee costs were capitalized to the Garrison royalty acquisition during the six months ended June 30, 2025, whereas in the same period of 2024, $0.2 million was capitalized in relation to the Vareš Stream acquisition.

Professional fees were $0.7 million in the second quarter of 2025, compared to $0.8 million in the same period of 2024.

During the six months ended June 30, 2025, we recognized non-cash share-based compensation expenses of $1.3 million, compared to $1.1 million in the same period of 2024. Share-based compensation expenses represented the vesting of share options and restricted share units granted to management, directors, employees and consultants.

We recognized a fair value loss on short-term investments of $0.03 million during the six months ended June 30, 2025, compared to a fair value gain of $0.05 million in the same period of 2024. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During the six months ended June 30, 2025, we recognized a fair value gain on our gold-linked loan of $0.7 million, compared to $1.0 million in the same period of 2024. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold.

During the six months ended June 30, 2025, we recognized a fair value gain on embedded derivative arising from the accounting of our convertible debentures of $0.3 million, compared to $0.4 million in the same period of 2024. The embedded derivative is measured at fair value with reference to our stock price, credit spread and expected interest rate volatility.

We incurred finance costs of $4.4 million during the six months ended June 30, 2025, compared to $3.7 million in the same period of 2024, which includes accretion of the convertible debentures throughout the period, interest expense on funds drawn on our revolving credit facility and cash and non-cash interest expense on our convertible debentures. The increase is primarily attributed to interest expense on additional funds drawn on the facility in February 2025.

We incurred a current tax expense of $0.1 million during the six months ended June 30, 2025, compared to $0.8 million in the same period of 2024. During the six months ended June 30, 2025, we recognized a deferred tax recovery of $0.03 million, compared to $0.3 million in the same period of 2024.

We had a net loss of $2.1 million, or $0.01 per share on a basic and diluted basis, during the six months ended June 30, 2025, compared to a net loss of $3.6 million, or $0.02 per share on a basic and diluted basis, for the same period of 2024. During the six months ended June 30, 2025, we incurred Adjusted Net Loss of $1.3 million or $0.01 per share, compared to $2.7 million or $0.02 per share, for the same period of 2024. The change was primarily the result of increased revenues from royalties and stream, along with a reduction in operating expenses, offset by the one-off payment of $1.0 million received in 2024 following the exercise by Blackrock Silver of its option to acquire the Tonopah West mineral interests.

Liquidity and Capital Resources

	As at June 30, 2025	As at December 31, 2024
(in thousands of dollars)	($)	($)
Cash and cash equivalents	3,054	2,267
Short-term investments	180	214
Working capital (current assets less current liabilities)	2,570	2,012
Total assets	740,246	737,515
Total current liabilities	4,628	3,859
Total non-current liabilities	177,217	175,353
Shareholders' equity	558,401	558,303

As at June 30, 2025, we had cash and cash equivalents of $3.1 million, compared to $2.3 million as at December 31, 2024. This was primarily driven by an increase in revenue from our royalty and streaming interests, additional drawdowns from our revolving credit facility, offset by cash utilized in our acquisition of the Garrison royalty and interest payments made during the period.

As at June 30, 2025, we had short-term investments of $0.2 million, compared to $0.2 million as at December 31, 2024. Short-term investments consist of marketable securities.

We had working capital (current assets less current liabilities) of $2.6 million as at June 30, 2025, compared to $2.0 million as at December 31, 2024. Working capital consists of current assets less current liabilities.

We had non-current liabilities of $177.2 million as at June 30, 2025, compared to $175.4 million as at December 31, 2024. Non-current liabilities consist of deferred income tax liability of $124.0 million, convertible debentures of $26.1 million, bank loan of $25.9 million, embedded derivative of $1.0 million and non-current portion of lease obligation of $0.1 million. The overall increase was due to the additional bank loan drawdown from our revolving credit facility and accretion of convertible debentures, offset by fair value change in embedded derivative.

On February 24, 2025, we announced that we had extended the maturity date of our existing revolving credit facility to March 31, 2028 and expanded it to consist of a $30 million secured revolving credit line, with an accordion feature allowing up to an additional $45 million in availability, subject to the satisfaction of certain additional conditions. As at June 30, 2025, $27.3 million was drawn under the facility.

Cash Flows

Operating Activities

Operating activities provided cash of $3.6 million in the six months ended June 30, 2025, compared to $1.3 million in the same period of 2024.

Net cash provided by operating activities during the six months ended June 30, 2025 reflected a net loss of $2.1 million offset by various non-cash items including $0.5 million of depreciation and depletion, $4.4 million of finance costs, $0.7 million loan modification gain, $0.7 million and $0.3 million change in the fair value of our gold-linked loan and embedded derivative, respectively and $0.03 million of deferred tax expense. Non-cash working capital changes included an increase in accounts receivable using cash of $0.3 million during the six months ended June 30, 2025, compared to $0.1 million in the same period of 2024. Interest income received on our gold-linked loan provided cash of $0.7 million during the six months ended June 30, 2025, compared to $0.5 million in the same period of 2024. An increase in prepaids and other receivables used cash of $0.2 million during the six months ended June 30, 2025, compared to a decrease providing cash of $0.5 million in the same period of 2024. An increase in accounts payable and accrued liabilities provided cash of $0.5 million during the six months ended June 30, 2025, compared to $0.6 million in the same period of 2024.

Investing Activities

Investing activities utilized cash of $1.9 million during the six months ended June 30, 2025, compared to $44.3 million in the same period of 2024. During the six months ended June 30, 2025, we used $2.2 million in cash for acquisitions, compared to $45.6 million in the same period of 2024. The decrease was principally due to the acquisition of the Vareš Stream in June 2024, offset by the acquisition of the Garrison royalty in March 2025. Marketable securities provided cash of $0.01 million in the six months ended June 30, 2025, compared to $0.1 million in the same period of 2024. During the six months ended June 30, 2025, land agreement proceeds credited against other mineral interests provided cash of $0.3 million, compared to $1.2 million in the same period of 2024. Additionally, we received interest amounting to $0.02 million in the six months ended June 30, 2025, compared to $0.06 million in the same period of 2024.

Financing Activities

During the six months ended June 30, 2025, financing activities used cash of $0.9 million, compared to providing cash of $45.1 million in the same period of 2024, almost entirely due to the financing activities related to the Vareš Stream acquisition in June 2024, offset by the financing activities related to our Garrison royalty acquisition in March 2025. Interest payments used cash of $2.8 million during the six months ended June 30, 2025, compared to $1.8 million in the same period of 2024. The increase in interest payments was due to the increased borrowings under our revolving credit facility following the Vareš Stream acquisition in June 2024. In February 2025, we drew down $2.0 million under the facility and incurred transaction costs of $0.2 million in relation thereto.

Contractual Obligations

As at June 30, 2025, we had the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in thousands of dollars)	($)	($)	($)	($)	($)
Lease obligations	250	97	153	—	—
Revolving credit facility - principal(1)	27,287	—	27,287	—	—
Revolving credit facility - interest(1)	5,713	2,073	3,640	—	—
Convertible debentures - principal(2)	40,000	—	—	40,000	—
Convertible debentures - interest(2)	14,167	4,000	8,000	2,167	—
Total	87,417	6,170	39,080	42,167	—

__________

Notes:

(1)
Comprised of principal outstanding and undiscounted future interest payments associated with our revolving credit facility.
(2)
Comprised of principal outstanding and undiscounted future interest payments associated with our convertible debentures issued in 2023.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted; (ii) GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Adjusted EBITDA which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and other companies may calculate these measures differently.

Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted

Adjusted Net Loss is calculated by adding land agreement proceeds credited against other mineral interests, interest earned on gold-linked loan, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1) and share of (gain)/loss in associate and deducting the following from net loss: dilution (gain)/loss in associate, changes in fair value of embedded derivative, short-term investments and gold-linked loan, gain on loan modification, foreign exchange gain and other (income)/expense. Adjusted Net Loss Per Share, basic and diluted, have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net loss to Adjusted Net Loss, Per Share, basic and diluted for the periods indicated:

(1)
Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to ongoing tax reviews.

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
(in thousands of dollars, except per share amount)	($)	($)	($)	($)
Net loss	(829)	(2,236)	(2,077)	(3,641)
Land Agreement Proceeds credited against other mineral interests	214	163	327	1,213
Interest income credited against gold-linked loan	375	258	701	499
Accretion of convertible debentures	555	426	1,074	821
Transaction related and non-recurring general and administrative expenses	40	180	101	275
Share of (gain)/loss in associate	50	(152)	80	(100)
Dilution (gain)/loss in associate	73	—	73	(9)
Change in fair value of gold-linked loan	(425)	(311)	(715)	(950)
Change in fair value of short-term investments	(47)	52	27	(49)
Change in fair value of embedded derivative	(180)	(179)	(280)	(370)
Foreign exchange gain	81	100	52	13
Gain on loan modification	—	—	(693)	(310)
Other (income)/expense	27	(38)	18	(59)
Adjusted Net Loss	(66)	(1,737)	(1,312)	(2,667)
Weighted average number of common shares	170,553,644	153,412,808	170,407,047	149,595,753
Adjusted Net Loss Per Share, basic and diluted	(0.00)	(0.01)	(0.01)	(0.02)

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended June 30, 2024	2,338	2,215	947
For the three months ended June 30, 2025	3,279	4,412	1,346
For the six months ended June 30, 2024	2,157	6,400	2,967
For the six months ended June 30, 2025	3,079	7,989	2,595

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three and six months ended June 30, 2025 and 2024, respectively:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,981	943	3,097	2,005
Streaming	720	—	1,204	—
Advance minimum royalty and pre-production royalty	877	613	1,955	1,443
Land agreement proceeds	459	401	1,032	2,453
Interest income credited against gold-linked loan	375	258	701	499
Total Revenue, Land Agreement Proceeds and Interest	4,412	2,215	7,989	6,400
Land agreement proceeds credited against other mineral interests	(214)	(163)	(327)	(1,213)
Interest income credited against gold-linked loan	(375)	(258)	(701)	(499)
Revenue	3,823	1,794	6,961	4,688

Adjusted EBITDA

Adjusted EBITDA is determined by adding the impact of depletion, depreciation, finance costs, current and deferred tax (recovery) expenses, interest earned on gold-linked loan, transaction related and non-recurring general and administrative expenses(2), non-cash share-based compensation, share of (gain)/loss in associate, dilution (gain)/loss in associate, change in fair value of gold-linked loan, short-term investments and embedded derivative, foreign exchange gain, gain on loan modification and other (income)/expense to net loss. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Adjusted EBITDA.

(2)
Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to ongoing tax reviews.

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(829)	(2,236)	(2,077)	(3,641)
Depletion	418	425	509	945
Depreciation	20	19	39	39
Finance costs	2,236	1,905	4,441	3,689
Current tax expense	47	30	118	819
Deferred tax (recovery)/expense	(387)	65	(27)	(298)
Land Agreement Proceeds credited against other mineral interests	214	163	327	1,213
Interest income credited against gold-linked loan	375	258	701	499
Transaction related and non-recurring general and administrative expenses	40	180	101	275
Share-based compensation	650	459	1,342	1,054
Share of (gain)/loss in associate	50	(152)	80	(100)
Dilution (gain)/loss in associate	73	—	73	(9)
Change in fair value of gold-linked loan	(425)	(311)	(715)	(950)
Change in fair value of short-term investments	(47)	52	27	(49)
Change in fair value of embedded derivative	(180)	(179)	(280)	(370)
Foreign exchange gain	81	100	52	13
Gain on loan modification	—	—	(693)	(310)
Other (income)/expense	27	(38)	18	(59)
Adjusted EBITDA	2,363	740	4,036	2,760

Summary of Quarterly Results

The following table sets forth our selected financial results for each of the quarterly periods indicated.

	Revenue	Net income (loss)	Net income (loss) per share, basic and diluted
(in thousands of dollars, except per share amounts)	($)	($)	($)
September 30, 2023	797	(1,817)	(0.01)
December 31, 2023	1,016	(19,360)	(0.13)
March 31, 2024	2,894	(1,405)	(0.01)
June 30, 2024	1,794	(2,236)	(0.01)
September 30, 2024	2,060	3,423	0.02
December 31, 2024	3,355	(3,193)	(0.02)
March 31, 2025	3,138	(1,248)	(0.01)
June 30, 2025	3,823	(829)	(0.00)

Quarterly fluctuations in net income (loss) are primarily driven by changes in revenue from royalties and other interests, changes in operating expenses, fair value adjustments in gold-linked loan, short-term investments and embedded derivative and changes in corporate activities during the respective periods.

Off-Balance Sheet Arrangements

As at June 30, 2025, we did not have any off-balance sheet arrangements.

Transactions with Related Parties

Queen's Road Capital Investment Ltd. ("QRC"), an entity whose Chief Executive Officer is also one of our directors, subscribed for $30 million principal amount of the convertible debentures in our convertible debenture financing completed in December 2023. During the three and six months ended June 30, 2025, we incurred finance costs, including accretion of convertible debentures, of $1.2 million and $2.4 million, respectively, compared to $1.1 million and $2.2 million, respectively, in the same periods of 2024, under such convertible debentures held by QRC.

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended June 30, 2025, we have not entered into any contracts or undertake any commitment with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred in the three and six months ended June 30, 2025 and 2024 are as follows:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	496	313	794	630
Directors' fees	50	52	98	110
Share-based compensation	480	306	987	734
	1,026	671	1,879	1,474

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

•
The assessment of impairment of royalties, streaming and other mineral interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty or streaming interests will not likely occur or may be significantly reduced in the future.

•
The functional currency for each of the our subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and we reconsider the functional currency of our subsidiaries if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

•
We estimate the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which we have royalty interests, adjusted where applicable to reflect its percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.
•
When impairment indication of royalties, streaming and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal ("FVLCD") and value in use. The assessment of the FVLCD of royalty and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, we may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalty and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
Our gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at year end, we use a discounted cash flow model and is required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.
•
Our embedded derivative is carried at fair value at each period end. In order to calculate the fair value at period end, we use the White Hull one factor model and are required to make estimates and assumptions on our share price, calibrated credit spread, interest rate volatility and mean reversion constant. Changes to these assumptions may impact the fair value of the liability at period end.
•
We estimate the fair values of our share options at the date of grant using the Black-Scholes option pricing model. We are required to make estimates and assumptions on risk-free interest rate, expected life of the share options, volatility and dividend yield of our shares and forfeiture rate of the share options. Changes to these assumptions may impact the share-based compensation expense related to the share options recognized during each period.

Financial Instruments and Risk Management

Our financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, convertible debentures and embedded derivative.

Our short-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of our gold-linked loan is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold. Our long-term investment is initially recorded at fair value and subsequently revalued to its fair market value at each period end based on inputs such as quoted equity prices. The fair value of our embedded derivative related to the convertible debentures is determined using the White Hull one factor model, which includes significant inputs not based on observable market data such as expected credit spread. The fair value of our other financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan, convertible debentures and lease obligations are measured at amortized cost. The fair value of our bank loan and lease obligations approximate their carrying values as their interest rates are comparable to current market rates. The fair value of our convertible debentures approximates their carrying values as there were not significant changes in economic and risk parameters or assumptions related to our convertible debentures since the issuance.

Financial risk management objectives and policies

The financial risk arising from our operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support our ability to continue as a going concern. The risks associated with financial instruments and the policies on how we mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances, accounts receivable and gold-linked loan. We mitigate credit risk associated with our bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. Our maximum exposure to credit risk is equivalent to the carrying value of our cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and the carrying value of our accounts receivable and gold-linked loan. In order to mitigate our exposure to credit risk, we closely monitor our financial assets.

Liquidity Risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position and ensure we have adequate sources of funding to finance our projects and operations. Our working capital (current assets less current liabilities) as at June 30, 2025 was $2.6 million compared to $2.0 million as at December 31, 2024. Our accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Our future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, we consider the amount available under our revolving credit facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. We believe we have adequate liquidity to meet our obligations and to finance our planned activities.

Currency Risk

We are exposed to foreign exchange risk when we undertake transactions and hold assets and liabilities in currencies other than our functional currency. We entered into offsetting put and call options to mitigate foreign exchange risk exposure on certain of our assets denominated in Mexican Pesos. The currency risk on our cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and lease obligations are minimal.

Equity price Risk

We are exposed to equity price risk associated with our investments in other mining companies. Our short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the short-term investments held by us as at June 30, 2025, a 10% change in the market price of these investments would have an impact of approximately $0.01 million on net loss. We are not exposed to significant equity price risk related to our short-term investments.

Interest rate Risk

Our exposure to interest rate risk arises from the impact of interest rates on our cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on our cash balances are minimal. Our secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 2.00% or Adjusted Term SOFR plus a margin of 3.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the six months ended June 30, 2025. Our lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the six months ended June 30, 2025.

Outstanding Share Data

As at the date hereof, we have 170,709,410 GRC Shares, 2,510,439 restricted share units and 9,466,741 share options outstanding. In addition, there were warrants to purchase 1,430,000 common shares that were issued to holders of warrants of Ely Gold Royalties Inc. (the "Ely Warrants") as at the date hereof. Such warrants represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants are exercisable into a total of 350,350 GRC Shares as of the date hereof. Furthermore, there are outstanding warrants to purchase 20,058,300 GRC Shares issued to holders in connection with our public offering in connection with the Vareš Stream in 2024. Each such warrant is exercisable to acquire one GRC Share, in accordance with their terms, for a period of 36 months after closing, at an exercise price of $2.25.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Our Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") are responsible for establishing and maintaining our disclosure controls and procedures ("DCP"). We maintain DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to our management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, we recognize that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Our management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for us to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Our ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and our future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
our plans and objectives, including our acquisition and growth strategy;
•
our future financial and operational performance, including expectations regarding projected future revenues;
•
royalty and other payments to be made to us by the owners and operators of the projects underlying our royalties, streaming and other interests;
•
expectations regarding our royalties, streaming and other interests;
•
the plans and expectations of the operators of properties underlying our royalty and streaming interests;
•
estimates regarding future revenue, expenses and needs for additional financing; and
•
adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

•
the public disclosures of the operators regarding the properties underlying our interests are accurate, including that such operators will meet their disclosed production targets and expectations;
•
current gold, base metal and other commodity prices will be sustained, or will improve;
•
the proposed development of the projects underlying our interests will be viable operationally and economically and will proceed as expected;
•
any additional financing required by us will be available on reasonable terms; and
•
operators of the properties in which we hold royalties and streaming interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

•
we own passive interests in mining properties and it is difficult or impossible for us to ensure properties are developed or operated in our best interest;
•
a substantial majority of our royalty and other interests are on non-producing properties, which may never achieve production;
•
our revenue is subject to volatility in gold, copper and other commodity prices;
•
the volatility in gold, copper and other commodity prices may have an adverse impact on the value of our royalties, streaming and similar interests and on the payments we receive thereunder in the future;
•
we have limited or no access to data or the operations underlying our existing interests;

•
a significant portion of our revenues is derived from a small number of operating properties;
•
the value and potential revenue from our royalties, streaming and other interests are subject to many of the risks faced by owners and operators of the properties underlying our interests;
•
our business, financial condition and results of operations could be adversely affected by market and economic conditions;
•
we may enter into acquisitions and other material transactions at any time;
•
current and future indebtedness could adversely affect our financial condition and impair our ability to operate our business;
•
we have a history of negative cash flow from operating activities;
•
our future growth is, to an extent, dependent on our acquisition strategy;
•
our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or geographic extent of our royalties, streaming and other interests and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators;
•
if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third parties, our existing royalties, streaming or other interests could be found to be invalid;
•
operators may interpret our existing or future royalties, streaming or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations and we could be forced to take legal action to enforce our contractual rights;
•
certain of our royalty interests are subject to buy down or other rights of third-parties;
•
mine development and operation is capital intensive and any inability of the operators of the properties underlying our existing or future interests to meet their liquidity needs may adversely affect the value of and revenue from, such interests;
•
estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalties, streaming and other interests may be subject to significant revision;
•
depleted mineral reserves may not be replenished by the operators of the properties underlying our royalties, streaming and other interests;
•
we may enter into transactions with related parties and such transactions present potential conflicts of interests;
•
regulations and political or economic developments (including changes to international trade policies) in any of the jurisdictions where the properties in which we hold or may hold royalties, streaming or similar interests are located may impact the projects underlying our interests;
•
opposition from Indigenous peoples may adversely impact the projects underlying our interests;
•
environmental risks in the jurisdictions where projects underlying our interests are located may affect the projects underlying our interests;
•
our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
•
our dependence on key management personnel;
•
certain of our directors and officers also serve as directors and officers of other companies in the mining sector, which may cause them to have conflicts of interest;
•
a significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results;
•
potential litigation affecting the properties that we have royalties, streaming or other interests in could have a material adverse effect on our business and operating results;
•
we may use certain financial instruments that are subject to a number or inherent risks; and
•
the other factors discussed under "Item 3. Key Information – D. Risk Factors" in the Annual Report and other disclosure documents, which are available under our profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. We do not intend to and do not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see "Item 3. Key Information – D. Risk Factors" in the Annual Report for further information regarding key risks faced by us.

Additional Information

Additional information concerning Gold Royalty is available under our profile at www.sedarplus.ca and www.sec.gov.